February 24, 2009

Mail Stop 6010

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Gregory A. Demopulos, M.D.
President and Chief Executive Officer
Omeros Corporation
1420 Fifth Avenue, Suite 2600
Seattle, WA 98101

> **Re: Omeros Corporation**
> **Registration Statement on Form S-1**
> **Filed January 9, 2008**
> **File No. 333-148572**

Dear Dr. Demopulos:

It has been more than nine months since you last amended the above registration statement, and the registration statement is now out of date. Within 30 days from the date of this letter, you should either:

· file an amendment to the registration statement to comply with the applicable requirements of the Securities Act of 1933 and the rules and regulations under the Act; or

· file a request for withdrawal of the registration statement.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either of these things) within 30 days, an order may be entered declaring the registration statement abandoned under rule 479 of the Act.

Direct any questions to Rose Zukin at (202) 551-3239.

Sincerely,

Jeff Riedler
Assistant Director